Exhibit 99.1

Anfield Energy Inc.

1,491,305 COMMON SHARES

UNDERWRITING AGREEMENT

July 30, 2026

Northland Securities, Inc.

150 South Fifth Street, Suite 3300

Minneapolis, MN 55402

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

as Representatives of the several Underwriters

named in Schedule I hereto

Ladies and Gentlemen:

The undersigned, Anfield Energy Inc., a corporation existing under the laws of the Province of British Columbia, Canada (the “Company”), hereby confirms its agreement (this “Agreement”) with the several underwriters (such underwriters, including the Representatives (as defined below), the “Underwriters” and each an “Underwriter”) named in Schedule I hereto for which Northland Securities, Inc. and Roth Capital Partners, LLC are acting as representatives to the several Underwriters (the “Representatives”) on the terms and conditions set forth herein.

It is understood that the several Underwriters are to make a public offering of the Public Shares (as defined below) as soon as the Representatives deem it advisable to do so. The Public Shares are to be initially offered to the public at the public offering price set forth in the Prospectus (as defined below).

It is further understood that you will act as the Representatives for the Underwriters in the Offering (as defined below) and sale of the Firm Shares (as defined below) and, if any, the Option Shares (as defined below) in accordance with this Agreement.

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Action” shall have the meaning ascribed to such term in Section 3.1(k).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“ATM Offering” shall have the meaning ascribed to such term in Section 4.19(b).

“BHCA” shall have the meaning ascribed to such term in Section 3.1(hh).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or Canada, or any day on which banking institutions in the State of New York or the Province of British Columbia are authorized or required by law or other governmental action to close.

“Canadian Base Shelf Prospectus” means the final short form base shelf prospectus of the Company dated October 31, 2025 and filed with the securities regulatory authorities in each of the provinces and territories in Canada qualifying for distribution to the public, from time to time, of up to an aggregate of US$100,000,000 of the Company’s common shares, debt securities, subscription receipts, warrants and units, including all documents incorporated therein by reference.

“Canadian Disclosure Record” means all public information filed by or on behalf of the Company with the Canadian Securities Administrators and accessible on the System for Electronic Data Analysis and Retrieval+ at www.sedarplus.ca, including the Canadian Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and any other information filed with the Canadian Securities Administrators in compliance, or intended compliance, with the continuous disclosure obligations imposed on the Company under Canadian Securities Laws;

“Canadian Jurisdiction” means each province and territory of Canada, except Quebec.

“Canadian Preliminary Prospectus Supplement” means the preliminary prospectus supplement and any amendments thereto, to the Canadian Base Shelf Prospectus dated July 30, 2026, and filed with the Canadian Securities Administrators to qualify for distribution of the Public Shares in each Canadian Jurisdiction, including all documents incorporated therein by reference.

“Canadian Prospectus” means, together, the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement.

“Canadian Prospectus Supplement” means the final prospectus supplement and any amendments thereto, to the Canadian Base Shelf Prospectus to be filed on the date hereof with the Canadian Securities Administrators to qualify for distribution of the Public Shares in each Canadian Jurisdiction, including all documents incorporated therein by reference.

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“Canadian Securities Administrators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada, and the respective regulations made thereunder, together with applicable rules, notices, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the Canadian Securities Administrators.

“CIRO” shall have the meaning ascribed to such term in Section 3.1(t).

“Closing” means the closing of the purchase and sale of the Firm Shares pursuant to Section 2.1.

“Closing Date” means the hour and the date on the Trading Day on which all conditions precedent to (i) the Underwriters’ obligations to pay the Closing Purchase Price and (ii) the Company’s obligations to deliver the Firm Shares, in each case, have been satisfied or waived, but in no event later than 10:00 a.m. (New York City time) on the first (1st) Trading Day following the date hereof (or the second (2nd) Trading Day following the date hereof if this Agreement is signed on a day that is not a Trading Day or after 4:30 p.m. (New York City time) and before midnight (New York City time) on a Trading Day) or at such other time as shall be agreed upon in writing by the Representatives and the Company.

“Closing Purchase Price” shall have the meaning ascribed to such term in Section 2.1(b), which aggregate purchase price shall be net of the underwriting discounts and commissions in accordance with this Agreement.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant, or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means common shares in the authorized share structure of the Company and any other class of securities into which such securities may hereafter be reclassified or changed.

“Company Auditor” means Dale Matheson Carr-Hilton LaBonte LLP.

“Company Canadian Counsel” means Cassels Brock & Blackwell LLP.

“Company U.S. Counsel” means Dorsey & Whitney LLP.

“Contributing Party” shall have the meaning ascribed to such term in Section 6.4(b).

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“Controlling Person” shall have the meaning ascribed to such term in Section 6.1.

“Disclosure Record” means, together, the SEC Reports and the Canadian Disclosure Record.

“Environmental Laws” shall have the meaning ascribed to such term in Section 3.1(pp).

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Execution Date” shall mean the date on which the parties execute and enter into this Agreement.

“Exempt Issuance” means the issuance of (a) Common Shares or options, deferred share units or restricted share units to employees, officers, directors or consultants of the Company pursuant to any stock, option or equity incentive plan duly adopted for such purpose by the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities (other than in accordance with existing anti-dilution provisions), and (c) securities pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, as applicable, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 90 days following the Closing Date, and provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“Faegre Drinker” means Faegre Drinker Biddle & Reath LLP, with offices located at 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Federal Reserve” shall have the meaning ascribed to such term in Section 3.1(hh).

“FINRA” means the Financial Industry Regulatory Authority.

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“Firm Shares” shall have the meaning ascribed to such term in Section 2.1(a).

“Free Writing Prospectus” shall have the meaning ascribed to such term in Section 3.1(f).

“Hazardous Materials” shall have the meaning ascribed to such term in Section 3.1(pp).

“IFRS” shall have the meaning ascribed to such term in Section 3.1(i).

“Indebtedness” means (a) any liabilities for borrowed money or amounts owed in excess of US$150,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of US$150,000 due under leases required to be capitalized in accordance with IFRS.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p).

“IT Systems and Data” shall have the meaning ascribed to such term in Section 3.1(nn).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right, or other restriction.

“Lock-Up Agreements” means the lock-up agreements that are delivered on the date hereof by each of the Company’s officers and directors and the shareholders listed on Schedule II hereto in the form of Exhibit A attached hereto.

“Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole or (ii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Material Permit” shall have the meaning ascribed to such term in Section 3.1(n).

“Material Project” shall have the meaning ascribed to such term in Section 3.1(o).

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(ii).

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 44-102” shall have the meaning ascribed to such term in Section 3.1(f).

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“Offering” shall have the meaning ascribed to such term in Section 2.1(c).

“Option Closing Date” shall have the meaning ascribed to such term in Section 2.2(c).

“Option Shares” shall have the meaning ascribed to such term in Section 2.2(a).

“Over-Allotment Option” shall have the meaning ascribed to such term in Section 2.2(a).

“Over-Allotment Option Exercise Period” shall have the meaning ascribed to such term in Section 2.2(c).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof), or other entity of any kind.

“Personal Data” shall have the meaning ascribed to such term in Section 3.1(oo).

“Preliminary Prospectus Supplement” means, if any, the preliminary supplement to the final short form base shelf prospectus contained in the Registration Statement which discloses the proposed terms of the Offering and terms of the Public Shares and is filed with the Commission pursuant to General Instruction II.L of Form F-10, including the documents incorporated by reference therein.

“Preliminary Prospectus Supplements” means, collectively, the Canadian Preliminary Prospectus Supplement and the Preliminary Prospectus Supplement.

“Privacy Laws” shall have the meaning ascribed to such term in Section 3.1(oo).

“Proceeding” means an Action, investigation, or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or, to the knowledge of the Company, threatened in writing.

“Prospectus” means the final short form base shelf prospectus contained in the Registration Statement, including the documents incorporated by reference therein, together with the Prospectus Supplement.

“Prospectus Supplement” means, if any, any final supplement to the Prospectus which discloses the terms of the Offering, the public offering price, and other terms of the Public Shares and is filed with the Commission pursuant to General Instruction II.L of Form F-10, including the documents incorporated by reference therein.

“Prospectuses” means, collectively, the Canadian Prospectus and the Prospectus.

“Public Shares” means, collectively, the Firm Shares and, if any, the Option Shares.

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“Registration Statement” means, collectively, the various parts of the registration statement prepared by the Company on Form F-10 (File No. 333-291078) with respect to the Public Shares, each as amended as of the date hereof, including the Prospectus, the Preliminary Prospectus Supplement, and Prospectus Supplement, and all exhibits filed with or incorporated by reference into such registration statement.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(i).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Purchase Price” shall have the meaning ascribed to such term in Section 2.1(b).

“Selected Dealer” shall have the meaning ascribed to such term in Section 6.1.

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Technical Reports” shall have the meaning ascribed to such term in Section 3.1(o).

“Trading Day” means a day on which the principal Trading Market in the United States or Canada is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Lock-Up Agreements, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Computershare Trust Company of Canada, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.19(b).

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ARTICLE II.

PURCHASE AND SALE

2.1 Closing.

(a) Upon the terms and subject to the conditions set forth herein, the Company agrees to sell in the aggregate 1,491,305 Common Shares, and each Underwriter agrees to purchase, severally and not jointly (nor jointly and severally), at the Closing, the number of Common Shares (the “Firm Shares”) set forth opposite the name of such Underwriter on Schedule I hereto.

(b) The aggregate purchase price for the Firm Shares shall equal the number of Firm Shares set forth opposite the name of such Underwriter on Schedule I hereto multipled by the Security Purchase Price (the “Closing Purchase Price”). The purchase price for one Firm Share shall be US$3.76 (US$4.00 for those investors on the “president’s list” for up to US$2,500,000 of the gross proceeds of the Offering) (the “Security Purchase Price”) (representing a gross underwriter discount or fee of 6.00% except for up to US$2,500,000 of gross proceeds of the Offering from investors on the “president’s list,” as to which the Underwriters’ gross discount or fee shall be nil).

(c) On the Closing Date, each Underwriter shall deliver or cause to be delivered to the Company (for the avoidance of doubt, each Underwriter can cause its Closing Purchase Price to be delivered through the Representatives at Closing), via wire transfer, immediately available funds equal to such Underwriter’s Closing Purchase Price, and the Company shall deliver to, or as directed by, such Underwriter its respective Firm Shares (for the avoidance of doubt, the Company can deliver all of the Firm Shares to the Representatives who will receive such Firm Shares on behalf of the Underwriters), and the Company shall deliver the other items required pursuant to Section 2.3 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.3 and 2.4, the Closing shall occur at the offices of Faegre Drinker or such other location as the Company and the Representatives shall mutually agree. The Public Shares are to be offered initially to the public at the offering price set forth on the cover page of the Prospectus Supplement (the “Offering”).

2.2 Over-Allotment Option.

(a) For the purposes of covering any over-allotments in connection with the distribution and sale of the Firm Shares, the Underwriters are hereby granted an option (the “Over-Allotment Option”) to purchase, in the aggregate, up to 223,695 Common Shares (the “Option Shares”) at the Security Purchase Price.

(b) In connection with an exercise of the Over-Allotment Option, the purchase price to be paid for the Option Shares is equal to the product of the Security Purchase Price multiplied by the number of Option Shares to be purchased.

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(c) The Over-Allotment Option granted pursuant to this Section 2.2 may be exercised by the Representatives as to all (at any time) or any part (from time to time) of the Option Shares within 30 days after the Execution Date (the “Over-Allotment Option Exercise Period”). An Underwriter will not be under any obligation to purchase any Option Shares prior to the exercise of the Over-Allotment Option by the Representatives. The Over-Allotment Option granted hereby may be exercised by the giving of oral notice to the Company from the Representatives, which must be confirmed in writing by electronic transmission (e.g., email) setting forth the number of Option Shares to be purchased and the date and time for delivery of and payment for the Option Shares (each, an “Option Closing Date”), which will not be earlier than one (1) full Business Day after the date of the notice or such other time as shall be agreed upon by the Company and the Representatives, at the offices of Faegre Drinker or at such other place (including remotely by other electronic transmission) as shall be agreed upon by the Company and the Representatives. If such delivery and payment for the Option Shares does not occur on the Closing Date, each Option Closing Date will be as set forth in the notice. Upon exercise of the Over-Allotment Option, the Company will become obligated to convey to the Underwriters, and, subject to the terms and conditions set forth herein, the Underwriters will become obligated to purchase the number of Option Shares specified in such notice. If any Option Shares are to be purchased, the number of Option Shares to be purchased by each Underwriter shall be the number of Option Shares which bears the same ratio to the aggregate number of Option Shares being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in ARTICLE V hereof) bears to the aggregate number of Firm Shares being purchased from the Company by the several Underwriters, subject, however, to such adjustments to eliminate any fractional shares as the Representatives in their sole discretion shall make. The Representatives may cancel the Over-Allotment Option at any time prior to the expiration of the Over-Allotment Option by written notice to the Company.

2.3 Deliveries. The Company shall deliver or cause to be delivered to each Underwriter (if applicable) the following:

(i) At the Closing Date, the Firm Shares and, as to each Option Closing Date, if any, the applicable Option Shares, which Firm Shares and Option Shares, if any, shall be delivered via The Depository Trust Company Deposit or Withdrawal at Custodian system for the accounts of the several Underwriters and/or to any account designated by the Representatives (which may be for all or a portion of the Firm Shares and/or Option Shares);

(ii) At the Closing Date, a legal opinion of Company Canadian Counsel, and as to each Option Closing Date, if any, a bring-down opinion from Company Canadian Counsel, each addressed to the Underwriters and in form and substance reasonably satisfactory to the Representatives, and, in connection with such opinion, Company Canadian Counsel may rely on the opinions of local counsel in the Canadian Jurisdictions in which Company Canadian Counsel are not qualified to practice acceptable to the Representatives, acting reasonably, as to qualification for distribution of the Public Shares in such Canadian Jurisdictions, or opinions may be given directly by local counsel of the Company with respect to those items and as to other matters governed by the laws of Canadian Jurisdictions other than the Canadian Jurisdictions in which Company Canadian Counsel are qualified to practice;

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(iii) At the Closing Date, a legal opinion of Company U.S. Counsel, including, without limitation, a negative assurance letter, and as to each Option Closing Date, if any, a bring-down opinion and negative assurance letter from Company U.S. Counsel, each addressed to the Underwriters and in form and substance reasonably satisfactory to the Representatives;

(iv) At the Closing Date, and each Option Closing Date, if any, a legal opinion, addressed to the Underwriters and in form and substance reasonably satisfactory to the Representatives, from Company U.S. Counsel as to title matters in respect of the material properties of the Company located in Colorado and Utah, as set forth in Schedule III hereto;

(v) Contemporaneously herewith, a comfort letter, addressed to the Underwriters and in form and substance satisfactory in all respects to the Representatives, acting reasonably, from the Company Auditor dated, respectively, as of the date of this Agreement and a bring-down letter dated as of the Closing Date and each Option Closing Date, if any;

(vi) At the Closing Date and on each Option Closing Date, the duly executed and delivered Chief Financial Officer’s Certificate addressed to the Underwriters, substantially in the form of Exhibit B attached hereto;

(vii) At the Closing Date and on each Option Closing Date, the duly executed and delivered Officer’s Certificate addressed to the Underwriters, substantially in the form of Exhibit C attached hereto;

(viii) At the Closing Date and on each Option Closing Date, the duly executed and delivered Secretary’s Certificate, substantially in the form of Exhibit D attached hereto; and

(ix) Contemporaneously herewith, the duly executed and delivered Lock-Up Agreements, substantially in the form of Exhibit A attached hereto.

2.4 Closing Conditions. The respective obligations of each Underwriter hereunder in connection with the Closing and each Option Closing Date are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the date in question (other than representations and warranties of the Company already qualified by materiality, which shall be true and correct in all respects) of the representations and warranties of the Company contained herein (unless as of a specific date therein);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the date in question shall have been performed in all material respects;

(iii) the delivery by the Company of the items set forth in Section 2.3 of this Agreement;

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(iv) the Registration Statement and the Canadian Prospectus shall be effective on the date of this Agreement and at each of the Closing Date and each Option Closing Date, if any, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceeding for that purpose shall have been instituted or shall be pending or threatened in writing by the Commission, no cease trade order preventing or suspending the use of the Canadian Prospectus or the distribution of the Public Shares in the Canadian Jurisdiction will have been instituted or shall be pending or threatened in writing by the Canadian Securities Administrators, and any request on the part of the Commission or Canadian Securities Administrators for additional information shall have been complied with to the reasonable satisfaction of the Representatives;

(v) by the Execution Date, if required by FINRA, the Underwriters shall have received clearance from FINRA as to the amount of compensation allowable or payable to the Underwriters as described in the Registration Statement;

(vi) the Company shall have submitted a Listing of Additional Shares of Notification Form to the Nasdaq Capital Market with respect to the Public Shares, and the TSX Venture Exchange shall have conditionally approved the listing of the Public Shares subject only to the satisfaction of customary and standard post-closing conditions;

(vii) prior to and on each of the Closing Date and each Option Closing Date, if any: (A) there shall have been no material adverse change or development involving a prospective material adverse change in the condition, prospects or the business activities, financial or otherwise, of the Company from the latest dates as of which such condition is set forth in the Registration Statement, the Prospectus and Canadian Prospectus; (B) no Proceeding, at law or in equity, shall have been pending or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary of the Company before or by any court or federal, state, provincial, territorial or municipal commission, board or other administrative agency wherein an unfavorable decision, ruling or finding will have a Material Adverse Effect, except as set forth in the Registration Statement, Prospectus and Canadian Prospectus; (C) no stop order with respect to the Registration Statement shall have been issued under the Securities Act and no Proceedings therefor shall have been initiated or, to the knowledge of the Company, threatened in writing by the Commission; (D) no order of any securities commission, securities regulatory authority, Canadian Securities Administrator or stock exchange in Canada or the United States to cease distribution of the Public Shares under the Canadian Prospectus, as amended or supplemented, shall have been issued and no Proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened in writing; and (E) the Registration Statement, the Prospectus and the Canadian Prospectus and any amendments or supplements thereto shall contain all material statements which are required to be stated therein in accordance with the Securities Act and the rules and regulations thereunder and applicable Canadian Securities Laws and shall conform in all material respects to the requirements of the Securities Act and the rules and regulations thereunder and applicable Canadian Securities Laws, and neither the Registration Statement, the Prospectus or the Canadian Prospectus, in each case as amended or supplemented as applicable, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company represents and warrants to the Underwriters as of the Execution Date, as of the Closing Date, and as of each Option Closing Date, if any, as follows:

(a) Subsidiaries. All of the direct and indirect material Subsidiaries of the Company are set forth in the Disclosure Record. Except as disclosed in the Disclosure Record, the Company owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws, or other organizational, constitutional or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing (to the extent such concept exists) as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or would not reasonably be expected to result in a Material Adverse Effect and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents to which the Company is a party and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, winding-up, arrangement, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Public Shares and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational, constitutional or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal, state and provincial securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not have or would not reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, provincial, municipal, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filing with the Commission and the Canadian Securities Administrators of the Prospectus Supplement and the Canadian Prospectus Supplement, respectively, (ii) any shareholder or other approvals required by the TSX Venture Exchange in respect of the Offering; (iii) application(s) to each applicable Trading Market for the listing of the Public Shares for trading thereon in the time and manner required thereby, and (iv) such filings as are required to be made under applicable securities laws (collectively, the “Required Approvals”). All Required Approvals shall have been obtained by the Company by the time of Closing.

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(f) Registration Statement and Prospectuses.

(i) The Company has filed with the Commission the Registration Statement under the Securities Act, which became effective on November 17, 2025, for the registration under the Securities Act of the Public Shares. At the time of such filing, the Company met the requirements of Form F-10 under the Securities Act. The Company has advised the Representatives of all further information (financial or otherwise) with respect to the Company required to be set forth in the Registration Statement, Prospectus, and Canadian Prospectus. Any reference in this Agreement to the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement or the Preliminary Prospectus Supplements shall be deemed to refer to and include the documents incorporated by reference therein which were filed under the Exchange Act or under applicable Canadian Securities Laws, on or before the date of this Agreement, or the issue date of the Prospectus, the Prospectus Supplement, Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement or the Preliminary Prospectus Supplements, as the case may be, and in the case of the Canadian Prospectus, any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 filed by the Company with the Canadian Securities Administrators after the date of the Canadian Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Canadian Prospectus for the purposes of the Offering.

(ii) The Canadian Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement complied as of the time of filing thereof, and any further amendments or supplements thereto will comply, in all material respects with the applicable requirements of the applicable Canadian Securities Laws; the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus and any further amendments or supplements thereto will not, as of the time of filing thereof and through the Closing Date include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus and any further amendments or supplements thereto will, as of the time of filing thereof and through the Closing Date constitute, full, true and plain disclosure of all material facts relating to the Public Shares and to the Company. The Company is eligible to use the procedures set forth in NI 44-101 and National Instrument 44-102 – Shelf Distributions (“NI 44-102”). No cease trade order preventing or suspending the use of the Canadian Prospectus or preventing the distribution of the Public Shares has been issued, and no Proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened in writing, by any Canadian Securities Administrators, as of their respective dates. To its knowledge and belief, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

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(iii) Any reference in this Agreement to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement or the Preliminary Prospectus Supplements shall be deemed to refer to and include (A) the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Prospectus, the Preliminary Prospectus Supplement, or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference, and (B) the filing of any document under applicable Canadian Securities Laws after the date of this Agreement, or the date of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference.

(iv) All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “described,” “referenced,” “set forth” or “stated” in the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement or the Preliminary Prospectus Supplements (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement or the Preliminary Prospectus Supplements, as the case may be. No stop order suspending the effectiveness of the Registration Statement or the use of the Prospectus, the Preliminary Prospectus Supplement, or the Prospectus Supplement has been issued, and no Proceeding for any such purpose is pending or has been initiated or, to the knowledge of the Company, is threatened in writing by the Commission. No order of any Canadian Securities Administrator or stock exchange in Canada to cease distribution of the Public Shares under the Canadian Prospectus, as amended or supplemented, has been issued, and no Proceedings for such purpose have been initiated or, to the knowledge of the Company, threatened in writing.

(v) For purposes of this Agreement, “Free Writing Prospectus” has the meaning set forth in Rule 405 under the Securities Act. The Company will not, without the prior consent of the Representatives, prepare, use, or refer to any Free Writing Prospectus.

(g) Issuance of Securities. The Public Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. The Company has reserved from its duly authorized share capital the maximum number of Common Shares issuable pursuant to this Agreement. Except as disclosed in the Disclosure Record, the Public Shares are not and will not be subject to the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. All corporate action required to be taken for the authorization, issuance, and sale of the Public Shares has been duly and validly taken. The Public Shares conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus, and the Canadian Prospectus.

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(h) Capitalization. The capitalization of the Company is as set forth in the Preliminary Prospectus Supplements, the Prospectus, and the Canadian Prospectus. Except as disclosed in the Disclosure Record or in the Preliminary Prospectus Supplements, the Prospectus and the Canadian Prospectus, the Company has not issued any share capital since its most recently filed periodic report under the Exchange Act and under applicable Canadian Securities Laws, other than pursuant to the exercise of stock options, deferred share units or restricted share units under the Company’s equity incentive plans, the issuance of Common Shares to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Share Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act and under applicable Canadian Securities Laws. Except as set forth in the Preliminary Prospectus Supplements, the Prospectus and the Canadian Prospectus, or as disclosed in the Disclosure Record, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth in the Preliminary Prospectus Supplements, the Prospectus, the Canadian Prospectus or the Disclosure Record, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents or the share capital of any Subsidiary. Except as set forth in the Preliminary Prospectus Supplements, the Prospectus, the Canadian Prospectus, or as disclosed in the Disclosure Record, the issuance and sale of the Public Shares will not obligate the Company or any Subsidiary to issue Common Shares or other securities to any Person (other than the Underwriters). Except as set forth in the Preliminary Prospectus Supplements, the Prospectus and the Canadian Prospectus, or as disclosed in the Disclosure Record, there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange, or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings, or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares in the authorized share structure of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in material compliance with all federal, state, and provincial securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. The authorized shares of the Company conform in all material respects to all statements relating thereto contained in the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus, and the Canadian Prospectus. The offers and sales of the Company’s securities were, at all relevant times, either registered under the Securities Act and the applicable state securities or Blue Sky laws, qualified for distribution in Canada pursuant to a valid prospectus, or based in part on the representations and warranties of the purchasers, exempt from such registration or prospectus requirements. Except for the Required Approvals, no further approval or authorization of any shareholder, the Board of Directors, or others is required for the issuance and sale of the Public Shares as provided herein. There are no shareholder agreements, voting agreements, or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

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(i) SEC Reports; Canadian Disclosure Record; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under applicable Canadian Securities Laws as well as under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus, the Preliminary Prospectus Supplement and the Prospectus Supplement, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports and the Canadian Disclosure Record complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and applicable Canadian Securities Laws, as applicable (including, to the extent applicable, requirements under the Canada-U.S. Multijurisdictional Disclosure System), and none of the SEC Reports and/or Canadian Disclosure Record, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports and Canadian Disclosure Record complied in all material respects with applicable accounting requirements and rules and regulations of the Commission and the Canadian Securities Administrators with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. The agreements and documents described in the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Prospectus, the Preliminary Prospectus Supplements and the Disclosure Record conform in all material respects to the descriptions thereof contained therein and there are no agreements or other documents required by the Securities Act and the rules and regulations thereunder or applicable Canadian Securities Laws to be described in the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Prospectus, the Preliminary Prospectus Supplements or the SEC Reports or to be filed with the Commission or the Canadian Securities Administrators as exhibits or otherwise to the Registration Statement, the Prospectus or the Canadian Prospectus, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which the Company is a party or by which it is or may be bound or affected and (A) that is referred to in the Registration Statement, the Prospectus, the Prospectus Supplement, the Canadian Prospectus, the Preliminary Prospectus Supplements or the Disclosure Record, or (B) is material to the Company’s business, has been duly authorized and validly executed by the Company, is in full force and effect in all material respects and is enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization, winding-up, arrangement or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the federal and state, provincial and territorial securities laws and public policy with respect thereto, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any Proceeding therefore may be brought. None of such agreements or instruments has been assigned by the Company, except as assigned to an Affiliate or as otherwise permitted by such agreement or instrument and set forth in the Disclosure Record, and neither the Company nor, to the best of the Company’s knowledge, any other party is in material default thereunder and, to the best of the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default thereunder. The Company (i) is a reporting issuer (within the meaning of Canadian Securities Laws) in the Canadian Jurisdictions and (ii) is not in default in any material respect of any of the applicable requirements of Canadian Securities Laws of the Canadian Jurisdictions.

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(j) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports and Canadian Disclosure Record, except as specifically disclosed in a subsequent SEC Report and a document under the Canadian Disclosure Record filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission or the Canadian Securities Administrators, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its share capital, (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans or outstanding Common Share Equivalents and (vi) no officer or director of the Company has resigned from any position with the Company. The Company does not have pending before the Commission or any Canadian Securities Administrator any request for confidential treatment of information. Except for the issuance of the Public Shares contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one (1) Trading Day prior to the date that this representation is made. Unless otherwise disclosed in an SEC Report and Canadian Disclosure Record filed prior to the date hereof, the Company has not: (i) issued any securities or incurred any liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect to its share capital.

(k) Litigation. Except as set forth in the Preliminary Prospectus Supplements, the Prospectus and the Canadian Prospectus, or as disclosed in the Disclosure Record, there is no claim, suit, inquiry, notice of violation or Proceeding pending or, to the knowledge of the Company, threatened in writing against the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, territorial, municipal, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Public Shares or (ii) would, if there were an unfavorable decision, have or would reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal, state, or provincial securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is no pending, any investigation by the Commission or the Canadian Securities Administrators involving the Company or any current or former director or officer of the Company. The Commission and the Canadian Securities Administrators have not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act or any prospectus filed by the Company or any Subsidiary under applicable Canadian Securities Laws, as applicable.

(l) Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which would reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no current executive officer of the Company or any Subsidiary, is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement to which the Company or a Subsidiary is party and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, provincial, municipal, local, and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment, and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(m) Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state, provincial, municipal and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as would not have or would not reasonably be expected to result in a Material Adverse Effect.

(n) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, provincial, territorial, municipal, local or foreign regulatory authorities necessary to conduct their respective businesses as currently contemplated and as described in the Disclosure Record, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect (each, a “Material Permit”), and neither the Company nor any Subsidiary has received any notice of a Proceeding relating to the revocation or modification of any Material Permit. The disclosures in the Registration Statement concerning the effects of federal, state, provincial, territorial, municipal, local, and all foreign regulations on the Company’s business as currently contemplated are correct in all material respects.

(o) Title to Assets. The Company and the Subsidiaries have good and marketable title to any real property owned by them that is material to the business of the Company and the Subsidiaries as currently contemplated and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries as currently contemplated, including the material mineral properties as set forth in the Disclosure Record (the “Material Projects”), in each case free and clear of all Liens, except for (i) Liens disclosed in the Disclosure Record; (ii) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (iii) Liens for the payment of federal, state, provincial, territorial, municipal or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Except where failure to be in compliance would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect, any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting, and enforceable leases with which the Company and the Subsidiaries are in compliance. Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect: (i) the Company and any applicable Subsidiaries hold freehold title, leases, licenses, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Projects are located, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or any Subsidiary to explore or exploit (as the case may be) the minerals relating thereto, except (A) as limited by the Liens described in the first sentence of this Section 3.1(o); (B) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, winding-up, arrangement, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (C) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (D) insofar as indemnification and contribution provisions may be limited by applicable law; (ii) all property, leases or claims relating to the Material Projects in which the Company or any Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Company, issued in accordance with all applicable laws and are valid and subsisting; (iii) except as set forth in the Disclosure Record or in the title opinions contemplated in Section 2.3(iv), and except for other exceptions as do not materially interfere with the use made by the Company or any Subsidiary of the rights or interests so held, the Company and any applicable Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Material Projects, granting the Company and any applicable Subsidiaries the right and ability to explore, exploit and mine the mineral resources as are appropriate in view of the rights and interest therein of the Company or any Subsidiary and the current state of exploration and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company or its Subsidiaries; and (iv) except as set forth in the Disclosure Record or in the title opinions contemplated by Section 2.3(iv), neither the Company nor its Subsidiaries has any current responsibility or obligation to pay any outstanding material commission, royalty, license fee or similar payment to any Person with respect to the Material Projects other than pursuant to applicable legislation. To the knowledge of the Company, (A) the technical reports as set forth in the Disclosure Record (the “Technical Reports”) accord in all material respects with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects at the time of filing thereof and (B) the Company made available to the authors of the Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all material information requested by them, and none of such information contained any material misrepresentation at the time such information was so provided.

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(p) Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all material patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as currently contemplated and as described in the Disclosure Record and which the failure to do so would reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the Disclosure Record, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses, as presently conducted, in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost (subject to cost increases prevalent within the insurance industry that are not directly related to the Company).

(r) Transactions With Affiliates and Employees. Other than as disclosed in the Preliminary Prospectus Supplements, the Prospectus and the Canadian Prospectus or in the Disclosure Record, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from, any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a material interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of US$120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including equity incentive agreements under any equity incentive plan of the Company.

(s) Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and similar applicable legislation in Canada that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (in the United States, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In accordance with the requirements of the Exchange Act, the Company’s certifying officers evaluate the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act and under applicable Canadian Securities Laws (any such date, the “Evaluation Date”). In accordance with the requirements of the Exchange Act, and if applicable, under the Canadian Securities Laws, the Company presented in its most recently filed periodic report under the Exchange Act and if applicable, under the Canadian Securities Laws, the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, to the knowledge of the Company, there have been no changes in the internal control over financial reporting (in the United States, as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

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(t) Certain Fees. Except as set forth in the Preliminary Prospectus Supplements, the Prospectus and the Canadian Prospectus, no brokerage or finder’s fees or commissions are or will be payable by the Company, any Subsidiary or Affiliate of the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. To the Company’s knowledge, there are no other arrangements, agreements, or understandings of the Company or, to the Company’s knowledge, any of its shareholders that may affect the Underwriters’ compensation, as determined by FINRA. Except as disclosed in the Disclosure Record, the Company has not made any direct or indirect payments (in cash, securities or otherwise) to: (i) any Person, as a finder’s fee, consulting fee or otherwise, in consideration of such Person raising capital for the Company or introducing to the Company Persons who raised or provided capital to the Company; (ii) any FINRA member or member of the Canadian Investment Regulatory Organization (“CIRO”); or (iii) any Person or entity that has any direct or indirect affiliation or association with any FINRA or CIRO member, in each case within the twelve (12) months prior to the Execution Date. None of the net proceeds of the Offering will be paid by the Company to any participating FINRA or CIRO member or its affiliates, except as specifically authorized herein.

(u) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Public Shares will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v) Registration Rights. No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act, or qualification under Canadian Securities Laws, of any securities of the Company or any Subsidiary.

(w) Listing and Maintenance Requirements. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, nor has the Company received any written notification that the Commission is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is currently in material compliance with all such listing and maintenance requirements. The Common Shares are currently eligible for electronic transfer through the Depository Trust Company, CDS Clearing and Depository Services Inc. or another established clearing corporation, and the Company is current in payment of the fees of the Depository Trust Company, CDS Clearing and Depository Services Inc. (or such other established clearing corporation) in connection with such electronic transfer.

(x) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its governing jurisdiction that is or could become applicable as a result of the Underwriters and the Company fulfilling their obligations or exercising their rights under the Transaction Documents.

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(y) Disclosure; 10b-5. Each of the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus (and any further documents to be filed with the Commission) and the Canadian Prospectus (and any further documents to be filed with the Canadian Securities Administrators) contains all exhibits and schedules as required by the Securities Act and under applicable Canadian Securities Laws, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Registration Statement and any post-effective amendment thereto, if any, as well as the Canadian Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, and any amendment or supplement thereto, at the time it became effective or was filed, as applicable, complied in all material respects with applicable Canadian Securities Laws, the Securities Act, the Exchange Act and the applicable rules and regulations under the Securities Act, as applicable, and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Prospectus, the Prospectus Supplement, the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement, and the Preliminary Prospectus Supplements, each as of its respective date, comply in all material respects with applicable Canadian Securities Laws, the Securities Act, the Exchange Act, and the applicable rules and regulations, as applicable. The SEC Reports and Canadian Disclosure Record incorporated by reference into the Prospectus and the Canadian Prospectus, when they were filed with the Commission and the Canadian Securities Administrators, conformed in all material respects to the requirements of applicable Canadian Securities Laws, the Exchange Act and the applicable rules and regulations, and none of such documents, when they were filed with the Commission and the Canadian Securities Administrators, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to the SEC Reports and Canadian Disclosure Record incorporated by reference in the Prospectus, the Prospectus Supplement or Canadian Prospectus), in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Prospectus, the Preliminary Prospectus Supplements, the Prospectus Supplement or the Canadian Prospectus, when such documents are filed with the Commission and the Canadian Securities Administrators, will conform in all material respects to the requirements of applicable Canadian Securities Laws and the Exchange Act and the applicable rules and regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission or under applicable Canadian Securities Laws in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or applicable Canadian Securities Laws or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Prospectus, the Preliminary Prospectus Supplements, the Prospectus Supplement, the Canadian Prospectus Supplement, or the Canadian Prospectus, or to be filed as exhibits or schedules to the Registration Statement, which have not been described or filed as required.

(z) No Integrated Offering. Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this Offering of the Public Shares to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

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(aa) Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the net proceeds from the sale of the Public Shares hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances that lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. The Disclosure Record sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments, which is required to be disclosed in the Disclosure Record. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(bb) Equity Incentive Plans. Each stock option, deferred share unit and restricted share unit granted by the Company under the Company’s equity incentive plan was granted in accordance with the terms of the Company’s equity incentive plan and in accordance with the rules and policies of the TSX Venture Exchange. No stock option, deferred share unit or restricted share unit granted under the Company’s equity incentive plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options, deferred share units or restricted share units prior to, or otherwise knowingly coordinate the grant of stock options, deferred share units or restricted share units with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(cc) Tax Status. Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state, Canadian federal, provincial and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction to which the Company or any of its Subsidiaries is subject, and the officers of the Company or of any Subsidiary know of no basis for any such claim. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement or Canadian Prospectus are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. The term “taxes” mean all federal, state, provincial, municipal, territorial, local, foreign, and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements, and other documents required to be filed in respect to taxes.

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(dd) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any agent or other Person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the FCPA or similar legislation in Canada. The Company has taken reasonable steps to ensure that its accounting controls and procedures are sufficient to cause it to comply, in all material respects, with the FCPA and similar legislation in Canada.

(ee) Accountants. To the knowledge and belief of the Company, the Company Auditor (i) is an independent registered public accounting firm as required by the Exchange Act and applicable Canadian Securities Laws and (ii) will express its opinion with respect to the financial statements to be included in the Company’s filings with the Commission for the fiscal year ended December 31, 2025. The Company Auditor has not, during the periods covered by the financial statements included in the Prospectus, provided to the Company any non-audit services (in the United States, as such term is used in Section 10A(g) of the Exchange Act).

(ff) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee, or Affiliate of the Company or any Subsidiary is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or equivalent agency in Canada.

(gg) U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon the Representatives’ request.

(hh) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

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(ii) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened in writing.

(jj) D&O Questionnaires. To the Company’s knowledge and belief, all information contained in the questionnaires completed by each of the Company’s directors and officers immediately prior to the Offering and in the Lock-Up Agreement provided to the Underwriters is true and correct in all material respects, and the Company has not become aware of any information that would cause the information disclosed in such questionnaires to become inaccurate and incorrect.

(kk) FINRA Affiliation. To the knowledge of the Company, no officer or director of the Company or any beneficial owner of 5% or more of the Company’s unregistered securities has any direct or indirect affiliation or association with any FINRA member (as determined in accordance with the rules and regulations of FINRA) that is participating in the Offering. The Company will advise the Representatives and Faegre Drinker if it obtains knowledge that any officer or director of the Company or owner of 5% or more of the Company’s outstanding Common Shares or Common Share Equivalents is or becomes an Affiliate or associated Person of a FINRA member firm.

(ll) Officers’ Certificate. Any certificate signed by any duly authorized officer of the Company and delivered to the Representatives or Faegre Drinker shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

(mm) Board of Directors. The Board of Directors is comprised of the Persons set forth in the Disclosure Record. The qualifications of the Persons serving as board members and the overall composition of the Board of Directors comply with the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder applicable to the Company and the rules of the applicable Trading Markets. If applicable, at least one member of the Board of Directors qualifies as a “financial expert” as such term is defined under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and the rules of the applicable Trading Markets. In addition, if applicable, at least a majority of the Persons serving on the Board of Directors qualify as “independent” as defined under the rules of the applicable Trading Markets and applicable Canadian Securities Laws.

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(nn) Cybersecurity. (i)(y) To the knowledge of the Company, there has been no material security breach or other material compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (z) the Company and the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(oo) Compliance with Data Privacy Laws. The Company and the Subsidiaries are, and at all times during the last three (3) years were, in material compliance with all applicable state, federal, provincial and foreign data privacy and security laws and regulations (collectively, “Privacy Laws”); (ii) the Company and the Subsidiaries, as applicable, have in place security measures and safeguards in place, consistent with generally accepted industry practice, to protect all Personal Data it may collect from users of its products and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy or confidentiality rights of such parties. The Company and the Subsidiaries, as applicable, have not collected, received, stored, disclosed, transferred, used, misused, or permitted unauthorized access to any information protected by Privacy Laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries, as applicable, have taken all customary and reasonable steps to protect Personal Data against loss or theft and against unauthorized access, copying, use, modification, disclosure, or other misuse. “Personal Data” means (i) a natural person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; and (iii) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any identifiable data related to an identified person’s health or sexual orientation. Neither the Company nor the Subsidiaries (i) to the knowledge of the Company, has received written notice of any actual or potential liability of the Company or the Subsidiaries under, or actual or potential violation by the Company or the Subsidiaries of, any of the Privacy Laws; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any regulatory request or demand pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement by or with any court or arbitrator or governmental or regulatory authority that imposed any obligation or liability under any Privacy Law.

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(pp) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Representations and Warranties of the Underwriters. Each Underwriter, severally, and not jointly with any other Underwriter (and not jointly and severally with any other Underwriter), represents and warrants to the Company as of the Execution Date, as of the Closing Date, and as of each Option Closing Date, if any, as follows:

(a)	it is, and will remain so, until the completion of the Offering, registered under applicable securities laws so as to permit it to lawfully fulfill its obligations hereunder, and it has complied with its obligations under applicable securities laws;

(b)	it has all the requisite power and authority to enter into, deliver, and carry out its obligations under this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)	no finder’s fee or compensation will be paid to any purchaser or related party for the Offering;

(d)	the Company agrees that each Underwriter is acting severally and not jointly (or jointly and severally) in performing its respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission, or conduct by any other Underwriter or a Selected Dealer (as defined below) in the United States or another Underwriter’s Selected Dealer affiliate in the United States;

(e)	no Underwriter that is a non-resident for purposes of the Income Tax Act (Canada) will render any services under this Agreement in Canada.

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3.3 Additional Representations and Warranties of the Underwriters. In addition to the covenants set out in Section 3.2, the Underwriters hereby, severally, and not jointly, nor jointly and severally, covenant and agree with the Company, as follows:

(a)	the Underwriters will comply with applicable securities laws and broker-dealer requirements in connection with the offer, sale, and distribution of the Public Shares; and

(b)	the Underwriters will use their commercially reasonable efforts to complete the distribution of the Firm Shares as promptly as possible after the Closing time on the Closing Date and the Option Shares as promptly as possible after the Closing time on the Option Closing Date.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Amendments. The Company has delivered, or will as promptly as practicable deliver, to the Underwriters complete conformed copies of the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus and Canadian Prospectus and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Prospectus, the Preliminary Prospectus Supplements, each Prospectus Supplement and the Canadian Prospectus, as amended or supplemented, in such quantities and at such places as an Underwriter reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the Offering and sale of the Public Shares other than the Prospectus, the Preliminary Prospectus Supplements, Prospectus Supplement, the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement, the Registration Statement, and copies of the documents incorporated by reference therein. The Company shall not file any such amendment or supplement to which the Representatives shall reasonably object in writing.

4.2 Securities Laws.

(a) Compliance. During the time when a Prospectus or a Canadian Prospectus is required to be delivered under the Securities Act and/or under applicable Canadian Securities Laws, the Company will use its commercially reasonable efforts to comply in all material respects with all requirements imposed upon it by applicable Canadian Securities Laws, the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder, as from time to time in force, so far as necessary to permit the continuance of sales of or dealings in the Public Shares in accordance with the provisions hereof and the Prospectus and the Canadian Prospectus. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that the distribution of the Public Shares contemplated hereunder shall terminate upon expiration of the Over-Allotment Option Exercise Period. If at any time when a Prospectus or a Canadian Prospectus relating to the Public Shares is required to be delivered under the Securities Act and/or under applicable Canadian Securities Laws, any event shall have occurred as a result of which, in the opinion of counsel for the Company or counsel for the Underwriters, the Prospectus or Canadian Prospectus, as then amended or supplemented, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus or Canadian Prospectus, as applicable, to comply with the Securities Act and applicable Canadian Securities Laws, as applicable, the Company will notify the Underwriters promptly and prepare and file with the Commission and Canadian Securities Administrators, subject to Section 4.1 hereof, an appropriate amendment or supplement in accordance with Section 10 of the Securities Act and in accordance with Canadian Securities Laws.

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(b) Material Changes. During the period prior to the completion of the distribution of the Public Shares, the Company will comply with Section 6.6(1) of National Instrument 41-101 – General Prospectus Requirements and section 57 of the Securities Act (Ontario), and the Company will prepare and file promptly at the request of the Underwriters any supplementary material that, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable, and will otherwise comply in all material respects with all legal requirements necessary to continue to qualify the Public Shares for distribution in each Canadian Jurisdiction.

(c) Filing of Prospectus Supplements. The Company will file each Prospectus Supplement (in form and substance satisfactory to the Representatives) with the Commission pursuant to the requirements of General Instruction II.L of Form F-10 and the Canadian Prospectus Supplement with the Canadian Securities Administrators in the Canadian Jurisdictions pursuant to the requirements of NI 44-102.

(d) Exchange Act Registration. For a period of three (3) years from the Execution Date, the Company will use commercially reasonable efforts to maintain the registration of the Common Shares under the Exchange Act. The Company will not deregister the Common Shares under the Exchange Act without the prior written consent of the Representatives, such consent not to be unreasonably withheld or delayed.

(e) Free Writing Prospectuses. The Company represents and agrees that it has not made and will not make any offer relating to the Public Shares that would constitute an issuer free writing prospectus, as defined in Rule 433 of the rules and regulations under the Securities Act.

4.3 Delivery to the Underwriters of Prospectuses. The Company will deliver to the Underwriters, without charge, from time to time during the period when each of the Prospectus and Canadian Prospectus is required to be delivered under the Securities Act, the Exchange Act or applicable Canadian Securities Laws, which delivery requirement may be satisfied electronically unless the Underwriters reasonably request printed copies of such Prospectus and Canadian Prospectus and provided such electronic delivery is permitted under applicable laws, such number of copies of each Prospectus and the Canadian Prospectus as the Underwriters may reasonably request and, as soon as the Registration Statement or any amendment or supplement thereto becomes effective, deliver to the Representatives two original executed Registration Statements, including exhibits, and all post-effective amendments thereto and copies of all exhibits filed therewith or incorporated therein by reference and all original executed consents of certified experts.

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4.4 [RESERVED]

4.5 [RESERVED]

4.6 Expenses Related to the Offering.

(a) General Expenses Related to the Offering. The Company hereby agrees to pay on each of the Closing Date and each Option Closing Date, if any, to the extent not paid at the Closing Date, all expenses incident to the performance of the obligations of the Company under this Agreement, including, but not limited to: (i) all filing fees and communication expenses relating to the registration of the Public Shares to be sold in the Offering (including the Option Shares) with the Commission; (ii) all FINRA Public Offering Filing System fees associated with the review of the Offering by FINRA; (iii) all fees and expenses relating to the listing of such Public Shares on the applicable Trading Markets and such other stock exchanges as the Company and the Representatives together determine; (iv) all fees, expenses and disbursements relating to the registration or qualification of such Public Shares under the “blue sky” securities laws of such states and other foreign jurisdictions as the Representatives may reasonably designate (including, without limitation, all filing and registration fees, and the fees and expenses of Blue Sky or equivalent counsel); (v) the costs of all mailing and printing of the underwriting documents (including, without limitation, this Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representatives may reasonably deem necessary; (vi) the costs and expenses of the Company’s public relations firm; (vii) the costs of preparing, printing and delivering the Public Shares; (viii) fees and expenses of the Transfer Agent for the Public Shares (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company); (ix) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Underwriters; (x) the fees and expenses of the Company’s accountants; (xi) the fees and expenses of the Company’s legal counsel and other agents and representatives; and (xii) the Underwriters’ costs of mailing prospectuses to prospective investors. The Underwriters may also deduct from the net proceeds from the sale of the Public Shares under the Offering payable to the Company on the Closing Date, or each Option Closing Date, if any, the expenses set forth herein to be paid by the Company to the Underwriters.

(b) Accountable Expenses. The Company further agrees that, in addition to the expenses payable pursuant to Section 4.6(a), on the Closing Date, it will reimburse the Representatives for their reasonable out-of-pocket expenses related to the Offering, including its legal expenses, in an amount up to US$175,000 in the aggregate, which shall be paid by deduction from the proceeds of the sale of the Public Shares under the Offering contemplated herein.

4.7 Application of Net Proceeds. The Company will apply the net proceeds from the Offering received by it in a manner consistent with the application described under the caption “Use of Proceeds” in the Preliminary Prospectus Supplements, the Prospectus, and the Canadian Prospectus.

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4.8 Delivery of Earnings Statements to Security Holders. The Company will make generally available to its security holders as soon as practicable, but not later than the first day of the fifteenth full calendar month following the Execution Date, an earnings statement (which need not be certified by independent public or independent certified public accountants unless required by applicable Canadian Securities Laws and/or the Securities Act or the rules and regulations under the Securities Act and the Canadian Securities Laws, but which shall satisfy the provisions of Rule 158(a) under Section 11(a) of the Securities Act) covering a period of at least twelve (12) consecutive months beginning after the Execution Date.

4.9 Stabilization. Neither the Company, nor, to its knowledge, any of its employees, directors or shareholders (without the consent of the Representatives) has taken or will take, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under the Exchange Act, or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Public Shares.

4.10 Internal Controls. For one year following the date hereof, the Company will use commercially reasonable efforts to maintain a system of internal accounting controls designed to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary in order to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.11 Accountants. The Company shall continue to retain a nationally recognized independent certified public accounting firm for a period of at least three years after the Execution Date. The Underwriters acknowledge that the Company Auditor is acceptable to the Underwriters.

4.12 FINRA. The Company shall advise the Underwriters (who shall make an appropriate filing with FINRA) if it is aware that any 5% or greater shareholder of the Company becomes an Affiliate or associated Person of an Underwriter.

4.13 No Fiduciary Duties. The Company acknowledges and agrees that the Underwriters’ responsibility to the Company is solely contractual and commercial in nature, based on arms-length negotiations and that neither the Underwriters nor their Affiliates or any Selected Dealer shall be deemed to be acting in a fiduciary capacity, or otherwise owes any fiduciary duty to the Company or any of its Affiliates in connection with the Offering and the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company acknowledges that the Underwriters may have financial interests in the success of the Offering that are not limited to the difference between the price to the public and the purchase price paid to the Company by the Underwriters for the Public Shares and the Underwriters have no obligation to disclose, or account to the Company for, any of such additional financial interests. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of fiduciary duty.

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4.14 Board Composition and Board Designations. For one year following the date hereof, the Company shall use commercially reasonable efforts to ensure that: (i) the qualifications of the Persons serving as board members and the overall composition of the Board of Directors comply with applicable Canadian Securities Laws, the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder and with the listing requirements of the applicable Trading Markets, as and to the extent applicable, and (ii) if applicable, at least one member of the Board of Directors qualifies as a “financial expert” as such term is defined under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

4.15 Securities Laws Disclosure; Publicity. At the request of the Representatives, promptly and in any event, no later than 9:00 a.m. (New York City time) on the date hereof, the Company shall issue a press release disclosing the material terms of the Offering. The Company and the Representatives shall consult with each other in issuing any other press releases with respect to the Offering, and neither the Company nor any Underwriter shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of such Underwriter, or without the prior consent of such Underwriter, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. The Company will not issue press releases or engage in any other publicity without the Representatives’ prior written consent, for a period ending at 5:00 p.m. (New York City time) on the first Business Day following the 30th day following the Closing Date, other than normal and customary releases issued in the ordinary course of the Company’s business.

4.16 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Underwriter of the Public Shares is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Underwriter of Public Shares could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Public Shares.

4.17 Reservation of Common Shares. As of the date hereof, the Company has reserved, and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Option Shares pursuant to the Over-Allotment Option.

4.18 Listing of Common Shares. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on the Trading Markets on which such Common Shares are currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Public Shares on such Trading Markets and promptly secure the listing of all of the Public Shares on such Trading Markets. The Company further agrees that if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Public Shares, and will take such other action as is necessary to cause all of the Public Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market in each of Canada and the United States and will comply in all respects with the Company’s reporting, filing, and other obligations under the bylaws or rules of each such Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company, CDS Clearing and Depository Services Inc. or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company, CDS Clearing and Depository Services Inc. or such other established clearing corporation in connection with such electronic transfer.

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4.19 Subsequent Equity Sales.

(a) From the date hereof until ninety (90) days after the Closing Date, neither the Company nor any Subsidiary shall, without the prior written consent of the Representatives, and other than as it relates to the Public Shares to be sold hereunder: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement and the Canadian Prospectus Supplement or filing a registration statement on Form S-8 in connection with any employee benefit plan or registration statement (including a preliminary or final short form base shelf prospectus contained therein) or any preliminary or final supplement to the foregoing prospectus, any preliminary or final base shelf prospectus or any preliminary or final prospectus supplement in respect of the establishment of an ATM Offering or any amendment (if applicable) to a short form base shelf prospectus or registration statement in connection therewith.

(b) From the date hereof until ninety (90) days after the Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction without the prior written consent of the Representatives. “Variable Rate Transaction” means a transaction in which the Company issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares. Provided, however, that a “Variable Rate Transaction” shall include an “at-the-market offering,” including a distribution of Common Shares that constitutes an “at-the-market distribution” within the meaning of NI 44-102 or under Rule 415(a)(4) under the Securities Act, whereby the Company may issue securities at a future determined price (an “ATM Offering”). Any Underwriter shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c) Notwithstanding the foregoing, this Section 4.19 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

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4.20 Research Independence. The Company acknowledges that each Underwriter’s research analysts and research departments, if any, are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriter’s research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against such Underwriter with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriter’s investment banking divisions. The Company acknowledges that the Underwriters are full-service securities firms and, as such, from time to time, subject to applicable securities laws, may effect transactions for their own account or the account of their customers and hold long or short positions in debt or equity securities of the Company.

ARTICLE V.

DEFAULT BY UNDERWRITERS

If on the Closing Date or any Option Closing Date, if any, any Underwriter shall fail to purchase and pay for the portion of the Firm Shares or Option Shares, as the case may be, which such Underwriter has agreed to purchase and pay for on such date (otherwise than by reason of any material default on the part of the Company of its representations, warranties or covenants hereunder and in respect of which the Underwriter has terminated this Agreement), the Representatives, or if the Representatives are the defaulting Underwriter, the non-defaulting Underwriters, shall use its commercially reasonable efforts to procure within 36 hours thereafter one or more of the other Underwriters, or any others, to purchase from the Company such amounts as may be agreed upon and upon the terms set forth herein, the Firm Shares or Option Shares, as the case may be, which the defaulting Underwriter or Underwriters failed to purchase. If during such 36 hours the Representatives shall not have procured such other Underwriters, or any others, to purchase the Firm Shares or Option Shares, as the case may be, agreed to be purchased by the defaulting Underwriter or Underwriters, then (a) if the aggregate number of Firm Shares or Option Shares, as the case may be, with respect to which such default shall occur does not exceed 10% of the Firm Shares or Option Shares, as the case may be, covered hereby, the other Underwriters shall be obligated, severally, in proportion to the respective numbers of Firm Shares or Option Shares, as the case may be, which they are obligated to purchase hereunder, to purchase the Firm Shares or Option Shares, as the case may be, which such defaulting Underwriter or Underwriters failed to purchase, or (b) if the aggregate number of Firm Shares or Option Shares, as the case may be, with respect to which such default shall occur exceeds 10% of the Firm Shares or Option Shares, as the case may be, covered hereby, the Company or the Representatives will have the right to terminate this Agreement without liability on the part of the non-defaulting Underwriters or of the Company except to the extent provided in ARTICLE VI hereof. In the event of a default by any Underwriter or Underwriters, as set forth in this ARTICLE V, the applicable Closing Date may be postponed for such period, not exceeding seven days, as the Representatives, or if the Representatives are the defaulting Underwriter, the non-defaulting Underwriters, may determine in order that the required changes in the Prospectus or in any other documents or arrangements may be effected. The term “Underwriter” includes any Person substituted for a defaulting Underwriter. Any action taken under this ARTICLE V shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

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ARTICLE VI.

INDEMNIFICATION

6.1 Indemnification of the Underwriters. Subject to the conditions set forth below, the Company agrees to indemnify and hold harmless the Underwriters, and each dealer selected by each Underwriter that participates in the offer and sale of the Public Shares (each a “Selected Dealer”) and each of their respective directors, officers and employees and each Person, if any, who controls such Underwriter or any Selected Dealer (“Controlling Person”) within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense whatsoever (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between such Underwriter and the Company or between such Underwriter and any third party or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act, applicable Canadian Securities Laws or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in (i) the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus or the Canadian Prospectus (as from time to time each may be amended and supplemented); (ii) any materials or information provided to investors by, or with the written approval of, the Company in connection with the marketing of the Offering of the Public Shares, including any “road show” or investor presentations made to investors by the Company (whether in person or electronically); or (iii) any application or other document or written communication (in this ARTICLE VI, collectively called “application”) executed by the Company or based upon written information furnished by the Company in any jurisdiction in order to qualify the Public Shares under the securities laws thereof or filed with the Commission, the Canadian Securities Administrators, any other state, provincial or territorial securities commission or regulatory agency, Trading Markets or any securities exchange; or (iv) the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless, in each case, such statement or omission was made in reliance upon and in conformity with written information furnished to the Company with respect to the applicable Underwriter by or on behalf of such Underwriter expressly for use in the Registration Statement, the Prospectus or the Canadian Prospectus or in any of the foregoing materials in clauses (ii) or (iii), including any amendment or supplement thereto. With respect to any untrue statement or omission or alleged untrue statement or omission made in any Preliminary Prospectus Supplement or Canadian Preliminary Prospectus Supplement, if any, the indemnity agreement contained in this Section 6.1 shall not inure to the benefit of an Underwriter to the extent that any loss, liability, claim, damage or expense of such Underwriter results from the fact that a copy of the Preliminary Prospectus Supplements was not given or sent to the Person asserting any such loss, liability, claim or damage at or prior to the written confirmation of sale of the Public Shares to such Person as required by the Securities Act and the rules and regulations thereunder, and if the untrue statement or omission has been corrected in the final Prospectus Supplement or the final Canadian Prospectus Supplement, as applicable, unless such failure to deliver the Prospectus or Canadian Prospectus, as applicable, was a result of non-compliance by the Company with its obligations under this Agreement. The Company agrees promptly to notify each Underwriter of the commencement of any litigation or Proceedings against the Company or any of its officers or directors in connection with the issue and sale of the Public Shares or in connection with the Registration Statement, the Prospectus, or the Canadian Prospectus.

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6.2 Procedure. If any Action is brought against an Underwriter, a Selected Dealer, or a Controlling Person in respect of which indemnity may be sought against the Company pursuant to Section 6.1, such Underwriter, such Selected Dealer or Controlling Person, as the case may be, shall promptly notify the Company in writing of the institution of such Action and the Company shall assume the defense of such Action, including the employment and fees of counsel (subject to the reasonable approval of such Underwriter or such Selected Dealer, as the case may be) and payment of actual expenses. Such Underwriter, such Selected Dealer or Controlling Person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Underwriter, such Selected Dealer or Controlling Person unless (i) the employment of such counsel at the expense of the Company shall have been authorized in writing by the Company in connection with the defense of such Action, or (ii) the Company shall not have employed counsel to have charge of the defense of such Action, or (iii) such indemnified party or parties shall have reasonably concluded (upon the advice of counsel) that there may be defenses available to it or them which are different from or additional to those available to the Company (in which case the Company shall not have the right to direct the defense of such Action on behalf of the indemnified party or parties), in any of which events the reasonable fees and expenses of not more than one additional firm of attorneys selected by such Underwriter (in addition to one local counsel), Selected Dealer and/or Controlling Person shall be borne by the Company. Notwithstanding anything to the contrary contained herein, if any Underwriter, Selected Dealer, or Controlling Person shall assume the defense of such Action as provided above, the Company shall have the right to approve the terms of any settlement of such Action, which approval shall not be unreasonably withheld.

6.3 Indemnification of the Company. Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, its directors, officers and employees and agents who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense whatsoever described in the foregoing indemnity from the Company to such Underwriter, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus or the Canadian Prospectus or any materials listed in clauses (ii) or (iii) of Section 6.1 was made in reliance upon and in strict conformity with written information furnished to the Company with respect to the applicable Underwriter by or on behalf of such Underwriter expressly for use in the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus, or the Canadian Prospectus, or any materials listed in clauses (ii) or (iii) of Section 6.1. In case any Action shall be brought against the Company or any other Person so indemnified based on the Registration Statement, the Preliminary Prospectus Supplements, the Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any application, and in respect of which indemnity may be sought against such Underwriter, such Underwriter shall have the rights and duties given to the Company, and the Company and each other Person so indemnified shall have the rights and duties given to such Underwriter by the provisions of this ARTICLE VI. Notwithstanding the provisions of this Section 6.3, no Underwriter shall be required to indemnify the Company for any amount in excess of the underwriting discounts and commissions applicable to the Public Shares purchased by such Underwriter. The Underwriters’ obligations in this Section 6.3 to indemnify the Company are several in proportion to their respective underwriting obligations and not joint.

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6.4 Contribution.

(a) Contribution Rights. In order to provide for just and equitable contribution in any case in which (i) any Person entitled to indemnification under this ARTICLE VI makes a claim for indemnification pursuant hereto, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this ARTICLE VI provides for indemnification in such case, or (ii) contribution under the Securities Act, the Exchange Act, applicable Canadian Securities Laws, or otherwise may be required on the part of any such Person in circumstances for which indemnification is provided under this ARTICLE VI, then, and in each such case, the Company and each Underwriter, severally and not jointly, shall contribute to the aggregate losses, liabilities, claims, damages and expenses of the nature contemplated by said indemnity agreement incurred by the Company and such Underwriter, as incurred, in such proportions that such Underwriter is responsible for that portion represented by the percentage that the underwriting discount appearing on the cover page of the Prospectus bears to the initial offering price appearing thereon and the Company is responsible for the balance; provided, that, no Person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6.4, each director, officer, and employee of such Underwriter or the Company, as applicable, and each Person, if any, who controls such Underwriter or the Company, as applicable, within the meaning of Section 15 of the Securities Act, shall have the same rights to contribution as such Underwriter or the Company, as applicable. Notwithstanding the provisions of this Section 6.4, no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Public Shares purchased by such Underwriter. The Underwriters’ obligations in this Section 6.4 to contribute are several in proportion to their respective underwriting obligations and not joint.

(b) Contribution Procedure. Within fifteen (15) days after receipt by any party to this Agreement (or its representative) of notice of the commencement of any Proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (“Contributing Party”), notify the Contributing Party of the commencement thereof, but the failure to so notify the Contributing Party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such Proceeding is brought against any party, and such party notifies a Contributing Party or its representative of the commencement thereof within the aforesaid fifteen (15) days, the Contributing Party will be entitled to participate therein with the notifying party and any other Contributing Party similarly notified. Any such Contributing Party shall not be liable to any party seeking contribution on account of any settlement of any Proceeding affected by such party seeking contribution without the written consent of such Contributing Party. The contribution provisions contained in this Section 6.4 are intended to supersede, to the extent permitted by law, any right to contribution under the Securities Act, the Exchange Act, applicable Canadian Securities Laws, or otherwise available.

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ARTICLE VII.

MISCELLANEOUS

7.1 Termination.

(a) Termination Right. The Representatives shall have the right to terminate this Agreement at any time prior to any Closing Date, (i) if any domestic or international event or act or occurrence has materially disrupted, or in its opinion will in the immediate future materially disrupt, general securities markets in the United States or Canada, or (ii) if trading on any Trading Market shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by FINRA or by order of the Commission, Canadian Securities Administrators or any other government authority having jurisdiction, or (iii) if the United States and/or Canada shall have become involved in a new war or an increase in major hostilities, or (iv) if a banking moratorium has been declared by a New York State, Canadian or other federal authority, or (v) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States or Canadian securities markets, or (vi) if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in the Representatives’ opinion, acting reasonably, make it inadvisable to proceed with the delivery of the Public Shares, or (vii) if the Company is in material breach of any of its representations, warranties or covenants hereunder, or (viii) if the Representatives shall have become aware after the date hereof of such a material adverse change in the conditions or prospects of the Company, or such adverse material change in general market conditions as in the Representatives’ judgment, acting reasonably, would make it impracticable to proceed with the offering, sale and/or delivery of the Public Shares or to enforce contracts made by the Underwriters for the sale of the Public Shares.

(b) Expenses. In the event this Agreement shall be terminated pursuant to Section 7.1(a), within the time specified herein or any extensions thereof pursuant to the terms herein, the Company shall be obligated to pay to the Representatives their actual and accountable out of pocket expenses related to the transactions contemplated herein then due and payable, including the fees and disbursements of U.S. and Canadian legal counsel to the Representatives, up to US$75,000 in respect of each of the foregoing expenses (provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement).

(c) Indemnification. Notwithstanding any contrary provision contained in this Agreement, any election hereunder or any termination of this Agreement, and whether or not this Agreement is otherwise carried out, the provisions of ARTICLE VI shall not be in any way affected by such election or termination or failure to carry out the terms of this Agreement or any part hereof.

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7.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus, the Prospectus Supplement, and the Canadian Prospectus, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits, and schedules.

7.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via e-mail attachment at the email address set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail attachment at the e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

7.4 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented, or amended except in a written instrument signed, in the case of an amendment, by the Company and the Representatives. No waiver of any default with respect to any provision, condition, or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition, or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

7.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

7.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

7.7 Governing Law. All questions concerning the construction, validity, enforcement, and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement, and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees, or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under ARTICLE VI, the prevailing party in such Action or Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation, and prosecution of such Action or Proceeding.

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7.8 Survival. The representations and warranties contained herein shall survive the Closing Date and the Option Closing Date, if any, and the delivery of the Firm Shares and, if any, the Option Shares for a period of two (2) years after the Closing Date and the Option Closing Date, if any.

7.9 Execution. This Agreement may be executed in two or more counterparts, all of which, when taken together, shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

7.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants, and restrictions without including any of such that may be hereafter declared invalid, illegal, void, or unenforceable.

7.11 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Underwriters and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents, and hereby agree to waive and not to assert, in any Action for specific performance of any such obligation, the defense that a remedy at law would be adequate.

7.12 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any Action or the expiration of any right required or granted herein shall not be a Business Day, then such Action may be taken or such right may be exercised on the next succeeding Business Day.

7.13 Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations, and other similar transactions of the Common Shares that occur after the date of this Agreement.

7.14 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVE FOREVER ANY RIGHT TO TRIAL BY JURY.

(Signature Pages Follow)

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If the foregoing correctly sets forth the understanding between the Underwriters and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

Anfield Energy Inc.

By:	/s/ Corey Dias
Name:	Corey Dias
Title:	Chief Executive Officer

Address for Notice: Anfield Energy Inc. 2005-4390 Grange Street Burnaby, British Columbia, Canada V5H 1P6 Attn: Corey Dias, CEO Email: cdias@anfieldresources.com	Copy to: Dorsey & Whitney LLP 66 Wellington St. W, Suite 3400, Toronto, ON, M5K 1E6, Canada Attn: Richard Raymer Email: raymer.richard@dorsey.com	And copy to: Cassels Brock & Blackwell LLP Suite 3100 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Attn: Sam Cole Email: scole@cassels.com

Accepted on the date first above written.

NORTHLAND SECURITIES, INC.

Roth Capital Partners, LLC

Acting individually and as Representatives of the several Underwriters

Northland Securities, Inc.

By:	/s/ David Levine
Name:	David Levine
Title:	Head of Investment Banking

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Co-Chief Executive Officer & Head of Investment Banking

Address for Notice: Northland Securities, Inc. 150 South Fifth Street, Suite 3300 Minneapolis, MN 55402 Attn: David Levine Email: dlevine@northlandcapitalmarkets.com	Copy to: Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Attn: Jonathan Zimmerman Email: jon.zimmerman@faegredrinker.com

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SCHEDULE I

Schedule of Underwriters

Underwriters	Firm Shares
Northland Securities, Inc.	745,653
Roth Capital Partners, LLC	745,652
Roth Canada, Inc. (*)	0
Total	1,491,305

Public Offering Price Per Share: US$4.00

Price Per Share to the Underwriters: US$3.76 or US$4.00 for those investors on the “president’s list” for up to US$2,500,000 of the gross proceeds of the Offering.

Number of Firm Shares: 1,491,305

Number of Option Shares: 223,695

(*) If any Public Shares purchased by Roth Capital Partners, LLC are distributed in Canada then Roth Canada, Inc. will distribute such Public Shares.

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